PRESS RELEASE

GLOBEX

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

16,680,950 shares issued and outstanding

SUPPL

May 24, 2007

GLOBEX SIGNS COAL MINE PURCHASE AGREEMENT

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX -Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that it has signed an agreement whereby, subject to a 90 day period of due diligence, Globex is purchasing 100% interest in the Razor Coal Mine located in Utah, USA. The final purchase price is subject to a non-disclosure agreement but consists of a cash payment and a capped royalty. Globex has made an initial refundable US$250,000 good faith payment which is being held in trust during the due diligence which Globex has initiated. Concurrently, Globex has initiated third party discussions regarding participation in this venture. It is not anticipated that this asset acquisition will result in any dilution to existing shareholders nor debt to the Company. This transaction is being structured in keeping with Globex's stated policy of being a royalty and exploration company.

The Razor Coal Mine is owned by Bronco Land Co. and was previously operated by US Steel as the Columbia Mine, a metallurgical coal facility, until it was closed in 1966 due to economic and labor issues. The Razor Mine consists of an underground coal mine, 5,200 acres of fee land, ancillary rights and facilities and significant coal resources, located in Carbon County in southeastern Utah near the city of Price. Bronco and its immediate predecessors have spent a considerable amount of time and money evaluating the Razor Mine Project and have made this data available to Globex.

Currently, a non 43-101 resource stands at 35.3 million tons of in-place coal as calculated by Norwest Corporation, an independent geological consulting firm in a report dated May 1, 2006. In addition, by virtue of its position, the mine also effectively controls an estimated 100 million tons of in-place coal adjoining the main coal deposit.

The quality of the coal is expected to average approximately 11,800 Btu/lb for thermal coal and 13,600 Btu/lb for metallurgical coal both with less than 1.2% of SO_2 per mm Btu.

The metallurgical characteristics of the coal are expected to result in a high volatile, soft coking coal with a free swelling index of 6.

The existing Razor Mine plan foresees an operation producing 3.1 million tons of clean coal per year. Existing mains from the previous operations would be rehabilitated to convey coal to the surface as well as access and facilitate the movement of supplies and personnel. Mining conditions are expected to be excellent with low levels of methane and water since the coal resource is above drainage.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

07024439

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Québec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

PRESS RELEASE

Globex Mining Enterprises Inc.

Ref.: File No. 82-4025

"At Home in North America"

GLOBEX

16,680,950 shares issued and outstanding

RECEIVED
2007 JUN 14 A 7:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 30, 2007

TENNESSEE ZINC MINES TAKE IMPORTANT STEP FORWARD

Rouyn-Noranda, Quebec, Canada. **GLOBEX MINING ENTERPRISES INC. (GMX – Toronto, G1M - Frankfurt, Stuttgart, Berlin, Munich, Xetra and GLBXF - OTCQX)** is pleased to inform shareholders that Strategic Resource Acquisition Corporation (SRA) has closed an initial public offering totaling CDN$111,750,000 which will be directed to funding the restart of mining and milling operations at the Middle Tennessee Zinc mines near Gordonsville, Tennessee.

SRA has also engaged Dynatec Mining Corporation as contract operator to reactivate and operate the mines for two years. Mine start-up is expected to be achieved before year end.

SRA expects to produce 150 million pounds per year of zinc in one of the highest quantity zinc concentrates in the world.

Globex owns 660,000 shares of SRA valued at approximately CDN$5.00 per share and holds a one point four percent (1.4%) Gross Metal Royalty at today's zinc price payable on zinc produced from the Tennessee mines. See press release dated January 17, 2007 for royalty details. The current zinc price is approximately US$1.65 per pound.

Globex is pleased with the rapid pace of developments at the Tennessee site and looks forward to the commencement of long term cash flow from the property.

We Seek Safe Harbour.

Foreign Private Issuer 12g3 – 2(b)
CUSIP Number 379900 10 3

For further information, contact:

GLOBEX MINING ENTERPRISES INC.
Jack Stoch, P.Geo, Q.P., President & CEO
146-14th Street
Rouyn-Noranda, Quebec (CANADA) J9X 2J3

Tel.: (819) 797-5242
Fax: (819) 797-1470
Email: info@globexmining.com
Web Site: www.globexmining.com

Forward Looking Statements

Except for historical information this News Release may contain certain "forward looking statements". These statements may involve a number of known and unknown risks and uncertainties and other factors that may cause the actual results, level of activity and performance to be materially different from the Company's expectations and projections.

END